Exhibit 21.1

SUBSIDIARIES OF W&T OFFSHORE, INC.

The subsidiaries of W&T Offshore, Inc. are listed below.

Name	State of Organization	Percent Owned
W&T Energy VI, LLC	Delaware	100.0%
W&T Energy VII, LLC	Delaware	100.0%
White Shoal Pipeline Corporation	Delaware	73.4%